Filed by General Geophysics Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Veritas DGC Inc.
Commission File No.: 001-07427
On January 9, 2007, Compagnie Générale de Géophysique (General Geophysics Company) published the following press release.

COMPAGNIE GENERALE DE GEOPHYSIQUE (ISIN: FR0000120164; NYSE : GGY)

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE AND VERITAS DGC INC. OBTAIN
STOCKHOLDER APPROVALS REQUIRED FOR MERGER
Closing Date Expected to be January 12, 2007
PARIS (January 9, 2007) — Compagnie Générale de Géophysique (NYSE: GGY) and Veritas DGC Inc. (NYSE: VTS) today announced that their respective special meetings of stockholders were held, with both companies receiving the necessary stockholder approvals to complete their merger.
Veritas stockholders voted to adopt the merger agreement pursuant to which Veritas will merge with a subsidiary of CGG. CGG stockholders approved the issuance of CGG ADSs to Veritas stockholders in the merger. Upon the satisfaction of other customary conditions, the proposed merger is expected to close on Friday, January 12, 2007.
Pursuant to the terms of the merger agreement, Veritas stockholders are expected to receive CGG ADSs, cash or a combination thereof subject to the allocation procedure described in the proxy statement/prospectus dated November 30, 2006 in exchange for their shares of Veritas common stock.
Following the closing of the merger, the combined company will be renamed “Compagnie Générale de Géophysique-Veritas,” abbreviated as “CGGVeritas”. The trading symbol of the combined company’s ADS on the New York Stock Exchange will be “CGV”.
About CGG
CGG (www.cgg.com) is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and reservoir services to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.
CGG is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164 — NYSE: GGY) and the New York Stock Exchange (under the form of American Depositary Shares, NYSE: GGY).

About Veritas:
Veritas DGC, Inc. (www.veritasdgc.com), headquartered in Houston, Texas, is a leading provider of integrated geophysical information and services to the petroleum industry worldwide.
Veritas is listed on New York Stock Exchange under the ticker VTS.
Contact:
Christophe Barnini            Tel.: +33 1 64 47 38 10
e-mail : Invrel@cgg.com            web: www.ccg.com
Forward-Looking Information
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current information and expectations that are subject to a number of risks, uncertainties and assumptions. These risks and uncertainties are more fully described in our reports filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual outcomes may vary in material respects from those currently anticipated.
Investor information
In connection with the proposed combination between Compagnie Générale de Géophysique (“CGG”) and Veritas DGC Inc. (“Veritas”), CGG has filed a registration statement on Form F-4 (File no. 333-138033) (the “Form F-4”), which includes a definitive Proxy Statement/Prospectus, dated November 30, 2006, relating to the CGG ordinary shares underlying the CGG American Depositary Shares (“ADS”) to be issued in the proposed transaction. CGG and Veritas have also filed, and intend to continue to file, additional relevant materials with the Securities and Exchange Commission (the “SEC”), including the filing by CGG with the SEC of a Registration Statement on Form F-6 (the “Form F-6” and together with the Form F-4, the “Registration Statements”) to register the CGG American Depositary Shares (“ADS”), as well as the CGG ordinary shares underlying such CGG ADSs, to be issued in exchange for shares of Veritas common stock. The Registration Statements and the Proxy Statement/Prospectus contain important information about Veritas, CGG, the proposed transaction and related matters. Investors and security holders are urged to read the Registration Statements and the Proxy Statement/Prospectus carefully, and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Investors and security holders may be able to obtain free copies of the documents filed with the SEC by CGG and Veritas (including the Registration Statements) through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may be able to obtain free copies of materials filed with the SEC by CGG and Veritas (including the Registration Statements) by contacting Investor Relations at +1 832 351 8821 and from CGG by contacting Investor Relations at invrel@cgg.com or by telephone at +33 1 64 47 38 31. Veritas and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Veritas in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Veritas’s Amendment No. 1 to Form 10-K/A, which was filed with the SEC on or about November 28, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Veritas by contacting Investor Relations at +1 832 351 8821.
CGG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Veritas in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.

Additional information regarding these directors and executive officers is also included in CGG’s Form 20-F filed with the SEC on May 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from CGG by contacting Investor Relations at +33 1 64 47 38 31.